SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: October 31, 2005	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

For immediate release
October 31, 2005
CPR Announces Senior Executive Appointment
Calgary – J.E. (Ted) Newall, Chairman of the Board of Directors of Canadian Pacific Railway (TSX/NYSE:CP) today announced the following senior executive appointment has been approved by the Board.
Effective November 1, 2005, Fred J. Green, currently Executive Vice President and Chief Operating Officer has been appointed President of the company. He continues as Chief Operating Officer. Mr. Green began his career with CPR in 1978 and has held senior management positions in both operations and marketing across the railway’s network.
Robert J. Ritchie, who has served as President and Chief Executive Officer since 1995 will continue as Chief Executive Officer.
In his new position, Mr. Green will be responsible for the railway’s Information Services, Human Resources, Industrial Relations, Government Relations and Communications and Public Affairs functions in addition to his current responsibilities for all Operations and Marketing functions.
“Mr. Green’s appointment reflects his outstanding leadership in all aspects of our business,” Mr. Newall said. “The results that have been achieved in terms of increased operational capacity, customer response, improved productivity and safety are due to his proven ability to build high impact teams that have enhanced the performance of one of Canada’s great companies.”
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the United States. Its 14,000 mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the United States Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the United States and into Mexico.
Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca

Contacts:
Media	Investors
Len Cocolicchio, Public Affairs	Paul Bell, Investor Relations
Tel.: (403) 319-7591	Tel.: (403) 319 3591
len_cocolicchio@cpr.ca	investors@cpr.ca